UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2016
or
[_]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2017
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

/s/ Hezron T. Lopez
Hezron T. Lopez
Senior Vice President, General Counsel,
and Secretary, on behalf of the Plan
Administrative Committee, the Plan's Named
Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Grand Rapids, Michigan
June 28, 2017

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Assets
Cash	$—	$83,570
Investments at fair value	722,913,494	651,708,723
Receivables:
Employee contributions	397,137	371,560
Employer contributions	3,270,070	3,524,312
Notes receivable from participants	9,973,054	10,693,434
Investment income	520,701	503,185
Total receivables	14,160,962	15,092,491
Net assets available for benefits	$737,074,456	$666,884,784
See accompanying notes to the financial statements

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2016	December 31, 2015
Contributions:
Employer	$31,531,074	$23,828,866
Employee	20,450,512	19,183,661
Rollover	1,668,298	2,056,452
Total contributions	53,649,884	45,068,979

Investment income:
Dividends	18,501,161	21,630,368
Interest	425,056	427,323
Net appreciation (depreciation) in fair value of investments	42,654,946	(13,121,099)
Total investment income	61,581,163	8,936,592

Benefit payments	(44,479,045)	(52,783,564)
Administrative expenses	(562,330)	(444,090)
Net increase in net assets available for benefits	70,189,672	777,917

Net assets available for benefits:
Beginning of year	666,884,784	666,106,867
End of year	$737,074,456	$666,884,784
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan ("the Plan") are presented on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965”. Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (FBRICs) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part I is to be applied retrospectively and early adoption is permitted. The Plan elected to adopt Part I of this ASU for the year ended December 31, 2015. The adoption of this ASU impacted our Statement of Net Assets Available for Benefits as the Stable Value Fund is no longer reflected as an FBRIC and as such the investment is now measured at fair value without an adjustment to contract value.

Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Part II is to be applied retrospectively and early adoption is permitted. The Plan elected to adopt Part II of this ASU for the year ended December 31, 2015. Other than the elimination of the above noted disclosures, the early adoption of Part II of the ASU did not have a material impact on the financial statements.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. The Plan elected to adopt the ASU for the year ended December 31, 2015. Other than the change to disclosures the adoption of this standard did not have a material impact on the financial statements.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair value of Herman Miller, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trusts: The fair value of participation units held in the collective trust funds are based on their net asset values, as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Underlying investments of the S&P 500 Index Fund consist primarily of common stocks. Underlying investments of the Aggregate Bond Index Fund consist primarily of bonds. The Putnam Stable Value Fund invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions. Underlying investments of the target date collective trust funds consist of fixed income and mixed-asset equities. The collective trust funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk
At December 31, 2016 and 2015, approximately 14% and 15% of the Plan’s assets were invested in Herman Miller Inc. common stock, respectively.  A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. Adjustments related to changes in estimates are reflected in the Plan's Statement of Changes in Net Assets Available for Benefits in the period in which those estimates changed.

2. Plan Description

The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document or Summary Plan Description for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates ("the company" or "employer") sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Effective May 2, 2016, the Plan changed the trustee and record keeper from Mercer Trust Company to Vanguard Fiduciary Trust Company ("Vanguard"). Under a trust agreement with the Plan administrator, Vanguard Fiduciary Trust Company ("Vanguard") is Trustee of the Plan. As a result of the change, there was a blackout period between April 25, 2016 and May 13, 2016 during which all assets were transferred in-kind to Vanguard.

In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Employer Profit-Sharing Contribution
The Plan provides for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, not to exceed 6 percent for the company's fiscal year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the company's fiscal year ended May 28, 2016, which was from May 31, 2015 to May 28, 2016, represented 4.31 percent of the respective participant compensation earned in the company's 2016 fiscal year. The profit sharing contribution approved for the company's fiscal year ended May 30, 2015, which was from June 1, 2014 to May 30, 2015, represented 1.95 percent of the respective participant compensation earned in the company's 2015 fiscal year.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s compensation as determined by the Plan. The Plan provides participants with the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Employer Matching Contributions
The company will contribute to the Plan as matching contributions 100 percent of the participant’s salary deferral, up to 3 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Employer Core Contributions
The Plan provides for a quarterly employer profit-sharing contribution for participants on a non-elective basis which they call a “Core Contribution”. The core contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, subject to certain limitations defined in the Plan document. The core contribution made quarterly during the plan year represented 4.0 percent of the respective participant compensation earned during the Plan Year.

Investment Options
Participants have the ability to direct the investment of their salary deferral and employer matching contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and collective trusts. All employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants. Participants may elect to immediately direct the investment of funds in their employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant or beneficiary may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s common stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Notes Receivable From Participants
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed 5 years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan and administrative fees, are paid by the company. Administrative fees for the Plan are shared by the participants and the company. Participants are charged an account management fee as a percentage of their account balance. This percentage does not cover the full cost of administration. Therefore, the company pays the balance of the expenses not paid by the participants. Investment management fees are charged to the Plan as the reduction of investment return and included in the investment income reported by the plan.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

Subsequent Events
On January 1, 2017, the company completed the sale of a wholly-owned contract furniture dealership in Pennsylvania. In connection with the sale, the Plan spun off assets worth about $2 million related to 75 employees into another qualified plan, effective January 1, 2017.

Effective March 1, 2017, new employees will automatically be enrolled to the Plan after 30 days of employment to contribute 3%. In addition, participant's contributions will automatically increase by 1% each year in August. The automatic increase will stop when the participant's contributions reach 8%.

Effective April 21, 2017, the net assets worth approximately $14.8 million of the Nemschoff Chairs, Inc. Salaried and Administrative Retirement & Savings Plan (the “Nemschoff Plan”) were merged into the Plan. Each covered employee who was eligible to participate in the Nemschoff Plan immediately prior to the merger date is eligible to participate in the Plan. The merger does not amend the Herman Miller Plan or the Nemschoff Plan.

Effective June 4, 2017, the company discontinued the Employer Profit Sharing Contribution and instead, began allocating those funds to other components of pay and retirement. The Employer Profit Sharing Contribution had a target payout amount of 3 percent of the eligible participant's compensation, not to exceed 6 percent for the company's fiscal year. At the same time, the company decided to increase the Employer Matching Contribution from 3 percent to 4 percent for all eligible employees effective September 3, 2017. There will also be an additional 1 percent contribution added to the quarterly Core Contribution for the quarter prior to the increased Employer Matching Contribution.

3. Fair Value Measurements

The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$104,741,994			$104,741,994
Mutual funds	326,449,795			326,449,795
Other investments measured at NAV(a)				291,721,705
Total investments at fair value	$431,191,789	$—	$—	$722,913,494

(a) In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$97,907,852	$—	$—	$97,907,852
Mutual funds	307,528,358	—	—	307,528,358
Other investments measured at NAV(a)				246,272,513
Total investments, at fair value	$405,436,210	$—	$—	$651,708,723

(a) In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

4. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of common stock of the company, which is considered a party-in-interest. During the years ended December 31, 2016 and 2015, the plan recorded income related to dividends from shares of company common stock of $2,049,203 and $2,428,463, respectively. As of December 31, 2016 and 2015, the Plan owned 3,062,631 and 3,411,423 shares of company common stock, respectively. Notes receivable from participants are also considered party-in interest transactions.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 30, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Difference between Financial Statements and Form 5500

The net assets available for benefits per the financial statements and Form 5500 were $737,074,456 and $666,884,784 as of December 31, 2016 and 2015, respectively.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended
	December 31, 2016	December 31, 2015
Net increase per the financial statements	$70,189,672	$777,917
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at:
December 31, 2014	—	(1,309,546)
Net increase (decrease) per the Form 5500	$70,189,672	$(531,629)

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number    Document
23 (a)        Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (3,062,631 shares)	a	$104,741,994

	Mutual funds
	Vanguard	Wellington Fund	a	32,634,459
	Vanguard	Small Cap Growth Index Fund	a	36,969,299
	Delaware	Small Cap Value Fund	a	40,775,749
	American	Europacific Growth Fund	a	33,258,685
	Dodge & Cox	Total Income Fund	a	50,965,411
	Calvert	U.S. Large Cap Core Responsible Index Fund	a	6,522,544
	T Rowe Price	Emerging Market Stock	a	1,850,177
	BlackRock	Black Rock Equity Dividend Fund I Class	a	38,307,722
	Harbor Funds	Harbor Capital Appreciation Fund	a	85,165,749
				326,449,795
	Collective trust funds
	Vanguard	Retirement Income Trust II	a	2,473,635
	Vanguard	Retirement 2010 Trust II	a	2,444,536
	Vanguard	Retirement 2015 Trust II	a	6,753,619
	Vanguard	Retirement 2020 Trust II	a	21,273,107
	Vanguard	Retirement 2025 Trust II	a	32,944,365
	Vanguard	Retirement 2030 Trust II	a	25,918,478
	Vanguard	Retirement 2035 Trust II	a	22,798,576
	Vanguard	Retirement 2040 Trust II	a	12,670,407
	Vanguard	Retirement 2045 Trust II	a	10,474,230
	Vanguard	Retirement 2050 Trust II	a	6,411,640
	Vanguard	Retirement 2055 Trust II	a	3,821,259
	Vanguard	Retirement 2060 Trust II	a	1,394,004
	Putnam Fiduciary Trust Company	Stable Value Fund	a	80,026,305
	Northern Trust Global Investments	S&P 500 Index Fund	a	41,145,165
	Northern Trust Global Investments	Aggregate Bond Index Fund	a	21,172,379
				291,721,705

*	Various plan participants	Notes Receivable From Participants (interest rates from 4.25% to 10.50%) maturing at various dates through December 2024.	a	9,973,054
				$732,886,548
*	Represents party in interest.
a	Investment is participant directed, therefore, historical cost information is not required.